NEWS RELEASE

Improved Economic Outlook for New Polaris Gold Mine Project

Vancouver, Canada - January 7, 2009 - Canarc Resource Corp. (CCM: TSX, CRCUF: OTC-BB, CAN: DBFrankfurt) announces that recent optimization work on the preliminary assessment of the New Polaris gold mine project in northwestern British Columbia has improved the project economics.

The combination of new off-site treatment terms, an increased gold price and a decreased Canadian dollar exchange rate have a positive impact on the economics for the New Polaris gold mine project. At a $US 750 per oz gold price and a $US /$CA exchange rate of 0.80, the project generates a pre-tax Net Present Value (“NPV”) of CA$131.2 million and a pre-tax Internal Rate of Return (“IRR”) of 28.8%.

This compares to a pre-tax NPV of CA$60.4 million and a pre-tax IRR of 14.9% at a US$650 per oz gold price and a $US/$CA exchange rate of 0.90 when the preliminary assessment study was completed in 2007(click here to view).

The base case model is summarized below:

Scheduled Resources	806,000 tonnes measured and indicated grading 13.2 gpt Au (after dilution) and 944,000 tonnes inferred grading 11.9 gpt Au (after dilution) and a 9 gpt cutoff
Production Rate	600 tonnes per day
Grade	12.5 grams per tonne (diluted 20%)
Recoveries	91% gold into concentrate
Output	80,000 oz gold per year
Mine life	8 years

The revised financial parameters are:
Gold Price	US$ 750 per oz
Exchange Rate	US$ 0.80 = CA$ 1.00
Capital Cost	CA$90.5 million
Cash Cost	US$ 329 per oz (excluding off-sites)

Pre-Tax
Net Present Value (NPV) (0%)	CA$131.2 million
NPV (5%)	CA$87.5 million
NPV (8%)	CA$67.8 million
NPV (10%)	CA$56.8 million

Pre-Tax
Internal Rate of Return	28.8%
Payback Period	3.8 years

The preliminary assessment was based on resources, not reserves, and a portion of the modeled resources to be mined are in the inferred resource category. Resources are considered too speculative geologically to have economic considerations applied to them so the project does not yet have proven economic viability.

The New Polaris current resources were previously disclosed in a news release dated February 1, 2007 (click here to view) and in a NI 43-101 technical report filed on SEDAR in March, 2007. The Preliminary Assessment report, completed by Moose Mountain Technical Services, was filed with SEDAR in October, 2007.

Cash costs include site-related costs prior to the shipping and sale of concentrates. Offsite costs for concentrate transportation and processing were treated as deductions against sales.

The Net Present Values are life of mine net cash flows shown at various discount rates.  The Internal Rates of Return assume 100% equity financing.

The revised economic model has been reviewed by Moose Mountain Technical Services who completed the preliminary assessment for New Polaris Gold Mine in 2007. The QP for the update is Jim Gray, P. Eng.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in British Columbia and acquiring attractive gold exploration and mining projects in North America. Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.